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                          March 15, 2023

       Stephen Stamp
       Chief Executive Officer
       Midatech Pharma Plc
       850 Library Ave., Suite 204
       Newark , Delaware 19711

                                                        Re: Midatech Pharma Plc
                                                            Registration
Statement on Form F-1
                                                            Filed March 8, 2023
                                                            File No. 333-270353

       Dear Stephen Stamp:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jason McCaffrey, Esq.